September 27, 2007
Via Facsimile 202-772-9202
and Via EDGAR
Ms. Linda Cvrkel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Kitty Hawk, Inc. Form 10-K for the year ended December 31, 2006 Filed April 2, 2007 File No. 001-32284
Dear Ms. Cvrkel:
     On behalf of Kitty Hawk, Inc. (the “Company”), we are submitting the following responses to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) dated September 13, 2007 containing comments to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). Please be advised that the responses contained herein and the information provided herein have been prepared by and obtained from the Company.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis, page 31
1.	We note that the Executive Overview section of MD&A includes a discussion of the incurrence of substantial fuel costs, the significant increase in fiscal 2006 for these costs and the ability to pass increases to customers in the form of fuel surcharges. As the amounts of fuel surcharge revenues appears to materially vary from period-to-period, in future filings, please revise your results of operations section to provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis. In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.

Response:

In future filings, the Company will separately identify the amount of fuel surcharge revenue in its results of operations section in accordance with this comment.
Capital Requirements, Capital Resources and Liquidity, page 34
2.	In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:

In future filings, the Company will expand the liquidity discussion to include the three-year period covered by the financial statements in accordance with this comment.
- Results of Operations, page 43
3.	In the Risk Factors section, we note that on February 9, 2007 you began renegotiations with ALPA under the Collective Bargaining Agreement on crew member compensation and your matching contributions to the 401K plan. We also note from your disclosure on page 33 of your Form 10-Q for the quarter ended June 30, 2007 that a settlement was not reached by April 9, 2007 and as of August 15, 2007 the arbitrator’s decision has not been returned. In future filings, please provide a complete and clear discussion of this matter in your MD&A section, including any material reasonably expected impact that a new agreement will have on financial condition and results of operations. Your discussion should quantify the expected impact as reasonably practicable. Refer to the guidance in Item 303 of Regulation S-K.

Response:

In future filings, the Company will expand the discussion of the Collective Bargaining Agreement renegotiations and will include a discussion of any material, reasonably expected impact upon the Company’s financial condition and results of operations arising therefrom in accordance with this comment.

4.	Please revise to discuss and analyze results of operations by the operating segments disclosed in note 1 and 16 to the financial statements. For example, please discuss and analyze both revenue and cost of revenue separately for each segment.

Response:

In future filings, the Company will discuss and analyze results of operations by the operating segments disclosed in note 1 and 16 to the Form 10-K financial statements in accordance with this comment.
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Equity, page F-5
5.	We note from your statements of stockholders’ equity that in 2006 and 2005 you issued common stock related to the exercise of warrants. In light of the fact that you have more than one issuance of warrants that are outstanding, please explain to us, and disclose in future filings, the nature of these transactions including the exercise price of the warrants that were exercised and the amount of cash received, if any. Also, in future filings, please revise the notes to the financial statements to include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented. Your disclosure should include the information required by Rule 4-08(i) of Regulation SX.

Response:

The Company has three outstanding issuances of warrants. First, in March 2003, the Company issued warrants to acquire 12,255,315 shares of common stock to the holders of its former 9.95% Senior Secured Notes. These warrants have an exercise price of $0.000001 per share and a term of ten years. The following table sets forth the annual exercises of these warrants and the cash received by the Company from the exercises.

Year	Warrants Exercised	Warrants at End of Year	Exercise Price Received
2003	2,440,429	9,814,886	$2.44

2004	5,261,494	4,553,392	$5.26

2005	3,281,421	1,271,971	$3.28

2006	195,266	1,076,705	$0.20

2007(1)	0	1,076,075	$0.00

(1)	Through the date of this letter.
Second, in November 2005, the Company issued warrants to acquire 3,609,756 shares of common stock to the purchasers of the Company’s Series B Redeemable Preferred Stock. These warrants have an exercise price of $0.82 per share and a term of five years. As of the date of this letter, none of these warrants had been exercised.

Lastly, in March 2007, the Company issued a warrant to acquire 8,216,657 shares of common stock to Laurus Master Fund, Ltd. in connection with a refinancing transaction. The warrant had an exercise price of $0.91 per share and a five year term. In June 2007, the Company cancelled this warrant and replaced it with two new warrants. The first warrant is exercisable for 4,000,000 shares of common stock and has an exercise price of $0.55 per share. The second warrant is exercisable for 4,216,657 shares of common stock and has an exercise price of $0.91 per share. Each of the warrants has a five year term. As of the date of this letter, none of these warrants had been exercised.

The Company’s Form 10-K for the year ended December 31, 2006 discloses the issuance and exercise of the bankruptcy warrants in Note 2 — Summary of Significant Accounting Policies — Earnings Per Share and the issuance of the Series B Redeemable Preferred Stock warrants in Note 4 — Series B Redeemable Preferred Stock. In addition, the Company’s Form 10-Q for the quarter ended June 30, 2007 discloses the issuance of the various Laurus warrants in Note 9 — Revolving Facility.

In future filings, the Company will include additional disclosure regarding these series of outstanding warrants, including a table showing the activity of outstanding warrants during each period for which a balance sheet is presented.

6.	We note from your statement of stockholders’ equity that 260,308 common shares were issued for the conversion of $208,000 of Series B Redeemable Preferred Stock. In light of your disclosure in Note 4 that the Series B Redeemable Preferred Stock are convertible into shares of common stock at the conversion price of $.9604 per share, subject to adjustment for changes in the Company’s capitalization, please tell us how you calculated or determined the conversion price of the Series B Preferred Stock converted during 2006. Also, please tell us the nature of the adjustments that may be made to the conversion price and tell us if there is an explicit limit on the number of shares that will be delivered to settle the exercise of the preferred stock. If there is no limit on the number of shares to be delivered, please tell us how you have analyzed the conversion feature as a liability to EITF 00-19.

Response:

In May 2006, a holder of 250 shares of Series B Redeemable Preferred Stock converted its shares into 260,308 shares of common stock. The number of shares of common stock issued upon conversion was calculated by dividing the $250,000 aggregate liquidation preference of the 250 shares of Series B Redeemable Preferred Stock by the conversion price of $0.9604 per share of common stock. The $208,000 of additional paid in capital attributed to this conversion represents the pro rata book value of the 250 shares of Series B Redeemable Preferred Stock converted.

The conversion price of the Series B Redeemable Preferred Stock is subject to adjustment for changes to the Company’s capitalization resulting from forward stock splits, stock dividends (whether of common stock or convertible securities), reverse stock splits, stock combinations, reclassifications, reorganizations or similar transactions. The conversion price of the Series B Redeemable Preferred Stock is not subject to adjustment for future issuances of common stock or convertible securities at prices below the conversion price of the Series B Redeemable Preferred Stock nor is it reset, adjusted or repriced based upon the future trading volume or price of the common stock. As a result, the number of shares of common stock that may be issued upon the conversion of the 14,550 currently outstanding shares of Series B Redeemable Preferred Stock is limited to 15,149,938 shares of common stock.
Notes to the Financial Statements
Note 2. Summary of Significant Account Policies
- Inventory and Aircraft Supplies, page F-8
7.	We note that in 2005 you increased the reserve for surplus inventory and aircraft supplies by $1.075 million and in 2006 you credited the reserve for $1.497 million. Please explain to us why you believe the reserve for surplus inventory was appropriately stated as of December 31, 2005 and explain to us the nature of the changes that occurred between 2005 and 2006 that resulted in the determination that the reserve should be significantly reduced in 2006.

Response:

At year end 2005, the Company retained a third party appraisal firm with expertise in the valuation of aircraft parts and supplies to perform a valuation of its aircraft party inventory and aircraft supplies. The appraisal was performed on the surplus inventory and aircraft supplies using an orderly liquidation value for fair value because the Company expected to sell these items. The fair value was then compared to the book value of the surplus parts in aggregate and a non-part specific, general reserve of $1.075 million was established against the surplus inventory.

At December 31, 2006, the Company updated its appraisal of the aircraft parts inventory and aircraft supplies. The fair value of each of the surplus parts was compared against the book value of each part on a part-by-part basis and a part-specific write down was taken for those parts whose book value exceed the fair value. After considering the reserves provided in prior years, an additional $0.8 million write down was recorded in 2006.

The following table shows the changes related to inventory reserves and writedowns at December 31, 2004, 2005 and 2006:

		Lower of cost or
		market adjustment
		applied directly to
	General reserve	individual parts	Total
	Dollars in thousands
Balance at December 31, 2004	$600	$—	$600

Additions to reserves	1,075	1,300	2,375

Allocation to specific parts	—	—	—

Balance at December 31, 2005	1,675	1,300	2,975

Additions to reserves	—	766	766

Allocation to specific parts	(1,497)	1,497	—

Other deductions	(9)	—	(9)

Balance at December 31, 2006	$169	$3,563	$3,741

Note 3. Stock Based Compensation, page F-13
8.	In future filings, for each year for which an income statement is provided, please disclose the following:
•	The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.

•	The total intrinsic value of options exercised, share-based liabilities paid, and the total fair value of share vested during the year.
     See paragraph A240(c) of SFAS No. 123R.
Response:

In future filings, the Company will present the requested information for each year for which an income statement is provided.
Note 4. Series B Redeemable Preferred Stock, page F-16

9.	We note your disclosure that on November 14, 2005 the fair value of the common stock issuable upon conversion of the Series B Redeemable Preferred Stock was greater than the conversion price of the Series B Redeemable Preferred Stock which resulted in a beneficial conversion feature of $.2 million. Please tell us how you calculated the beneficial conversion feature. Include in your response the market price of common stock on the date of issuance of the Series B Redeemable Preferred Stock.

Response:

The Company issued the shares of Series B Redeemable Preferred Stock on November 14, 2005. On November 14, 2005, the closing price of the Company’s common stock on the American Stock Exchange was $0.82 per share.

The Company followed the guidance in EITF 98-5 and EITF 00-27 to allocate the value of the warrants and any beneficial conversion feature associated with the preferred stock agreement. The fair value of the warrants, using the Black-Scholes Model (see valuation assumption in the response to Comment 10 below) was determined to be $1.66 million. After allocating the relative fair value of the net proceeds between the warrants and the preferred shares issued, the company calculated the implied conversion price of the preferred stock and determined the amount of the beneficial conversion feature. The following table summarizes the determination of the beneficial conversion feature and the allocation of the proceeds between the various elements:

Fair Value of the Series B Preferred	13,135,902	88.7561%
Fair Value of the Series B Warrants	1,664,098	11.2439%

Gross Proceeds	$14,800,000	100.0000%

Gross Proceeds of the Series B Preferred Issuance		$14,800,000
Less: Third Party Fees (Legal, etc.)		(127,753)
Less: Other Fees (paid directly to the Investor’s))		(757,100)

Net Proceeds		$13,914,747

Allocation of net proceeds:
Net Proceeds		$13,914,747
Multiplied By: Warrants Relative Value %		11.2439%

Allocated Value of the Warrants		$1,564,560

Multiplied By: Series B Preferred Relative Value %		88.7561%

Allocated Value of the Series B Preferred		$12,350,186

Number of Shares of Series B Preferred Issued:		14,800
Multiplied By: Stated Value per Share		$1,000
Divided By: Conversion Price		$0.9604

Shares of Common Stock Issuable Upon Conversion		15,410,246

Allocated Value of the Series B Preferred (from above)		$12,350,186
Add: Third Party Fees (legal, etc.)		127,753

Net investment in Series B Preferred held by Investors		$12,477,939
Divided By: Common Shares Issuable Upon Conversion		15,410,246

Implied Conversion Price	$0.8097
Less: Market Price of the Common Stock on Date of Issuance (Commitment Date)	$0.8200

Beneficial Conversion Price	$0.0103
Multiplied By: Common Shares Issuable Upon Conversion	15,410,246

Value of Beneficial Conversion Feature	$158,462
10.	We note your disclosure that the fair value of the warrants was estimated using the Black-Scholes valuation model. Please tell us, and disclose in future filings, the assumptions used in the Black-Scholes valuation used to determine the fair value of the warrants.

Response:

The fair value of the warrants was calculated using the Black-Scholes valuation model. The assumptions used in that calculation were:

Strike price	$0.82
Share price	$0.82
Time to expiration	1,825 days
Volatility	61.06%
Annual interest rate	4.55%
Under this calculation, the aggregate fair value of the warrants was determined to be $1,664,098. In future filings, the Company will disclose the assumptions used in the Black-Scholes valuation model.
Note 10. Aircraft Commitments, page F-23
11.	Please revise future filings to include disclosure of rental expense for each period for which an income statement is presented. Rental expense related to non-aircraft commitments such as buildings, trucks and other facilities should similarly be disclosed in Note 11. Also, if these amounts are included in the payments made to Pegasus and the Trust and described in Note 12, please clarify this in your revised disclosure. See paragraph 16 of SFAS No. 13.

Response:

In future filings, the Company will include disclosure of the aggregate aircraft rental expense for each period for which an income statement is presented and will clarify the amount of any related party payments for aircraft rental expense.
Note 10. Aircraft Commitments, page F-23
Note 11. Non-Aircraft Commitments, page F-26
12.	Please tell us and revise your accounting policy disclosures in future filings to clarify whether rent expense associated with your aircraft and non-aircraft operating leasing arrangements is recognized on a straight-line basis in accordance with paragraph 15 of SFAS No. 13. If not, please explain why you believe the treatment used is appropriate.

Response:

The Company recognizes rent expense for its aircraft and non-aircraft operating lease arrangements on a straight-line basis. In future filings, the Company will revise its accounting policy disclosures to clarify this.
Form 10-Q for the Quarter Ended June 30, 2007
Note 9. Revolving Facility
13.	We note that on June 29, 2007 you agreed to cancel the original warrant with Laurus and replaced the warrant with two new warrants. We also note that you determined the aggregated fair value of the new warrants exceeded the fair value of the original warrant by approximately $.1 million. Please tell us, and disclose in future filings, the method and assumptions used to determine the fair value of the warrants issued to Laurus. As part of your response, please include how you determined or calculated the fair value of the original warrant issued on March 29, 2007.

Response:

The fair value of the original warrant was calculated as of March 29, 2007 using the Black-Scholes valuation model. The assumptions used in that calculation were:

Strike price	$0.91
Share price	$0.84
Time to expiration	1,825 days
Volatility	71.12%
Annual interest rate	4.53%
Under this calculation, the aggregate fair value of the original warrant was determined to be $4,173,313.

In June 2007, in connection with the cancellation of the original warrant and the issuance of the new warrants to Laurus Master Fund, Ltd., the Company calculated the fair value of the original warrant immediately prior to cancellation using the Black-Sholes valuation model and the fair value of the new warrants immediately after issuance using the Black-Sholes valuation model. The assumptions used in the calculations were:

Strike price	$0.91 (original warrant) / $0.55 and $0.91 (new warrants)
Share price	$0.29
Time to expiration	1,735 days
Volatility	75.61%
Annual interest rate	4.92%
The aggregate fair value of the original warrant was calculated to be $949,024 and the fair value of the new warrants was calculated to be $1,073,424, resulting in the fair value of the new warrants exceeding the fair value of the original warrant by $124,400.

In future filings, the Company will disclose the method and assumptions used to calculate the fair value of the warrants issued to Laurus.

     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.
Very truly yours,

/s/ Garrett DeVries

Garrett DeVries
Direct Phone Number: 214.651.5614
Direct Fax Number: 214.200.0428
Garrett.DeVries@haynesboone.com

cc:        C. Erlanger